Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated August 8, 2013

Relating to Preliminary Prospectus Supplement dated August 8, 2013

Registration Statement No. 333-190479

Pricing Term Sheet

Web.com Group, Inc.

$225,000,000 aggregate principal amount of

1.00% Senior Convertible Notes due 2018 (the “notes”)

The information in this pricing term sheet relates only to Web.com Group, Inc.’s offering (the “offering”) of its 1.00% Senior Convertible Notes due 2018 and should be read together with the preliminary prospectus supplement dated August 8, 2013 relating to the offering (the “preliminary prospectus supplement”), including the documents incorporated by reference therein and the related base prospectus dated August 8, 2013, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer	Web.com Group, Inc.

Ticker /Exchange for Common Stock	WWWW / NASDAQ Global Select Market (“Nasdaq”)

Title of Securities	1.00% Senior Convertible Notes due 2018

Aggregate Principal Amount Offered	$225,000,000 aggregate principal amount of notes (or $258,750,000 if the underwriters’ over-allotment option is exercised in full)

Maturity Date	August 15, 2018, unless earlier redeemed, purchased or converted

Interest	1.00% per annum, accruing from the Closing Date

Interest Payment Dates	February 15 and August 15, beginning February 15, 2014

Interest Payment Record Dates	February 1 and August 1 of each year

Last Reported Sale Price	$28.16 per share of the Issuer’s common stock on Nasdaq on the Pricing Date

Conversion Premium	Approximately 24.3% over the Last Reported Sale Price

Initial Conversion Price	Approximately $35.00 per share of common stock

Initial Conversion Rate	28.5714 shares of common stock per $1,000 principal amount of the notes

Optional Redemption	The Issuer may not redeem the notes prior to August 20, 2016. On or after August 20, 2016, the Issuer may redeem for cash all or part of the notes, at its option, if the last reported sale price of the Issuer’s common stock for at least 20 trading days (whether or not consecutive), during any 30 consecutive trading day period ending within five trading days immediately preceding the date on which the Issuer provides notice of redemption exceeds 130% of the applicable conversion price on each applicable trading day. The redemption price will equal 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but not including, the redemption date. The Issuer will give notice of any redemption not less than 45 nor more than 60 calendar days before the redemption date. See “Description of Notes—Optional Redemption” in the preliminary prospectus supplement.

Adjustment to Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change or a Notice of Redemption	If and only to the extent a holder elects to convert its notes in connection with a make-whole fundamental change (as defined under “Description of Notes—Adjustment to Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change or a Notice of Redemption” in the preliminary prospectus supplement) or a notice of redemption, the Issuer will, under certain circumstances, increase the conversion rate by a number of additional shares of common stock. The following table sets forth the number of additional shares to be added to the conversion rate per $1,000 principal amount of notes in connection with a make-whole fundamental change or a redemption notice, as the case may be:

Stock Price

Effective Date	$28.16	$30.00	$32.50	$35.00	$37.50	$40.00	$45.00	$50.00	$60.00	$80.00	$100.00
August 14, 2013	6.9399	6.9399	6.0948	5.1343	4.3537	3.7131	2.7407	2.0553	1.1956	0.4302	0.1472
August 15, 2014	6.9399	6.9399	6.1920	5.1599	4.3275	3.6499	2.6342	1.9315	1.0740	0.3511	0.1047
August 15, 2015	6.9399	6.9399	6.0843	4.9859	4.1101	3.4061	2.3716	1.6766	0.8654	0.2395	0.0534
August 15, 2016	6.9399	6.9399	5.6373	4.4850	3.5845	2.8770	1.8745	1.2373	0.5539	0.1083	0.0089
August 15, 2017	6.9399	6.2192	4.6280	3.4379	2.5512	1.8924	1.0422	0.5762	0.1775	0.0088	0.0000
August 15, 2018	6.9399	4.7619	2.1978	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable.

•	If the stock price is greater than $100.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $28.16 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 35.5113, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement.

Underwriters’ Purchase Price	97.5% of the principal amount

Use of Proceeds

The Issuer estimates that the net proceeds from this offering will be approximately $218.5 million (or $251.4 million if the underwriters’ over-allotment option is exercised in full), after deducting fees and estimated transaction expenses associated with the offering.

The Issuer intends to use the net proceeds from this offering to repay $43.0 million of indebtedness under our revolving credit facility and $175.5 million of indebtedness under its first lien term loans. See “Use of Proceeds” in the preliminary prospectus supplement.

If the underwriters exercise their over-allotment option, the Issuer expects to use the net proceeds from the sale of the additional notes for the repayment of indebtedness under its first lien term loans.

Pricing Date	August 8, 2013

Closing Date	August 14, 2013

Joint Book-Running Managers	Wells Fargo Securities, LLC and Deutsche Bank Securities Inc.

Settlement	DTC

CUSIP/ISIN	94733A AA2 / US94733AAA25

Changes to Information in the Preliminary Prospectus Supplement

The following changes are made to the information set forth in the preliminary prospectus supplement and will be reflected in the final prospectus supplement.

The following information set forth on the front cover of the preliminary prospectus supplement is updated as follows:

Issue Price: 98.5% of the principal amount

The following information will be added under the heading “Material U.S. Federal Income Tax Considerations”:

Original Issue Discount

The notes are being issued with original issue discount (“OID”) for U.S. federal income tax purposes in an amount equal to the difference between their stated principal amount and their “issue price” (the first price at which a substantial amount of the notes is sold to the public). A U.S. noteholder as well as a non-U.S. noteholder subject to U.S. federal income taxation on a net basis generally will be required to include the OID in gross income as ordinary interest income in advance of the receipt of cash attributable to that income and regardless of such holder’s regular method of tax accounting. Such OID will be included in gross income for each day during each taxable year in which the note is held using a constant yield-to-maturity method that reflects the compounding of interest. This means that the noteholder will have to include in income increasingly greater amounts of OID over time. A noteholder’s adjusted tax basis in a note will be the amount paid for the note, increased by any OID previously included in income with respect to that note. OID for non-U.S. noteholders will generally be treated in the same manner as payments of stated interest for U.S. federal income tax purposes. All holders are urged to consult their own tax advisors regarding the application of the OID rules to their particular circumstances.

See "Material United States Federal Income Tax Considerations" in the preliminary prospectus supplement, which supplements and qualifies the above U.S. federal income tax discussion.

The following information set forth in the column labeled “As adjusted” under the heading “Capitalization” in the preliminary prospectus supplement is updated as follows:

June 30, 2013 As adjusted
(in thousands)

Cash and cash equivalents	$16,799
Debt:
Revolving Credit Facility maturing 2016(1)	$-
First Lien Term Loans due 2017(1)	449,866
Capital Lease Obligations	8
1.00% Senior Convertible Notes due August 15, 2018(2)	225,000
Less: Unamortized debt discount of 1.00% Senior Convertible Senior Notes due August 15, 2018 offered hereby(2)	(58,191)
Total debt	$616,683
Stockholders’ equity:
Common stock, $0.001 par value per share: 150,000,000 shares authorized, 50,335,133 shares issued and outstanding at June 30, 2013(3)	$50
Additional paid-in capital(2)	522,638
Accumulated other comprehensive income	10
Accumulated deficit	(348,710)
Total stockholders’ equity	$173,988
Total capitalization	$790,671

_______________________

(1)	Reflects debt under our first lien credit facilities. We currently expect to use the proceeds from this offering for the repayment of our revolving credit facility and a portion of our first lien term loans. Debt under the first lien term loans is net of original issue discount of $1.5 million. For a more detailed description of this indebtedness, see “Description of Certain Other Indebtedness.”

(2)	In accordance with ASC 470-20, the fair value of the feature to convert the notes into common stock is reported as a component of stockholders’ equity. Upon issuance of the notes, the debt will be reported at a discount to the face amount resulting in a decrease in the amount of debt with an increase in equity reported in our financial statements. Under GAAP, the amount of debt reported will accrete up to the face amount over the expected term of the debt. The determination of the fair values of the debt and equity components has been estimated but is subject to change based upon the completion of our analysis of nonconvertible debt interest rates. We currently estimate that the fair value of the feature to convert the debt into common stock is equal to approximately $58.2 million on a pretax basis. This amount is being reported herein, on an as adjusted basis, on a pre-tax basis as unamortized debt discount on the notes being offered hereby and as an increase in additional paid-in capital. This amount will be reported on an after-tax basis in our financial statements. ASC 470-20 does not affect the actual amount that we are required to repay.

(3)	The number of shares shown as issued and outstanding in the table above excludes:

•	shares of our common stock issuable upon conversion of the notes offered hereby;

•	an aggregate of 7,184,695 shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2013, having a weighted-average exercise price of $10.93 per share; and

•	an aggregate of 2,152,205 shares of our common stock reserved as of June 30, 2013 under our equity incentive plans.

The following information set forth under the heading “Summary Consolidated Financial Data” in the preliminary prospectus supplement in the preliminary prospectus supplement is updated as follows:

	Six Months Ended June 30, 2013	Year Ended December 31, 2012
Consolidated Statement of Comprehensive Loss:
Pro forma basic net (loss) income per common share(6)	$(1.19)	$(2.55)
Pro forma diluted net (loss) income per common share(6)	$(1.19)	$(2.55)

(6)	The pro forma basic and diluted net (loss) for the six months ended June 30, 2013 and the year ended December 31, 2012 gives effect to the issuance and sale of $225.0 million in aggregate principal amount of notes in this offering, our receipt of net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of estimated net proceeds as set forth under “Use of Proceeds.” Included in the pro forma adjustment for the six months ended June 30, 2013 and the year ended December 31, 2012 are decreases in interest expenses of $3.9 million and $12.4 million, respectively, resulting from a decreased weighted average interest rate for the applicable periods, offset by $5.2 million and $10.0 million, respectively, in amortization related to the estimated debt discount recorded in accordance with Accounting Standards Codification (“ASC”) 470-20. Pro forma adjustments assume that the transaction took place on January 1, 2012. For the six months ended June 30, 2013, basic and diluted shares used in calculating net (loss) per share were 48.4 million. For the year ended December 31, 2012, basic and diluted shares used in calculating net (loss) per share were 46.9 million.

The Issuer has filed a registration statement including a prospectus and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them from Wells Fargo Securities, LLC, Attn: Equity Syndicate Department, 800-326-5897, or email: cmclientsupport@wellsfargo.com; or Deutsche Bank Securities Inc., Attn: Prospectus Group, by email at prospectus.CPDG@db.com or by phone at (800) 503-4611.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus, each dated August 8, 2013. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the preliminary prospectus supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

- 5 -